

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 1, 2015

Shawn P. Clark
President and Chief Executive Officer
Key Link Assets Corp.
216 South Jefferson, suite LL1
Chicago, IL 60661

> **Re:** **Key Link Assets Corp.**
> **Post-Effective Amendment No. 1 to Form S-1**
> **Filed September 2, 2015**
> **File No. 333-190836**

Dear Mr. Clark:

We have reviewed your post-effective amendment and response letter dated September 24, 2015 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 1 and your statement that a selling shareholder "transferred his shares in a private transaction" during the period in which the audited financial statements were not current. In view of the foregoing, and as previously requested, please provide us with your legal analysis addressing your compliance with Sections 5 and 10(a)(3) of the Securities Act. To the extent the selling shareholder relied upon an exemption from the Securities Act in connection with such sale, so state and include in your response sufficient information regarding the transaction to demonstrate the availability of the exemption relied upon.

   You may contact Courtney Haseley, Staff Attorney, at (202) 551-7689, Lilyanna Peyser, Special Counsel, at (202) 551-3222, or me at (202) 551-3720 with any other questions.

            Sincerely,

            /s/ Lilyanna Peyser for

            Mara L. Ransom
            Assistant Director
            Office of Consumer Products

cc: Kristen A. Baracy, Esq.
   Synergy Law Group, L.L.C.